Exhibit 8.1

List of subsidiaries

Subsidiary Name	% held
CIMC Marketing Pty Limited	100% Direct
Binario Limited	100% Direct
Smartglass Limited (formerly Dragon Creative Limited)	100% Direct
GOXD Technology Limited	76% Indirect
GOXD Dongguan Limited	76% Indirect
Marvel Digital Limited	95% Indirect
Visumotion International Limited (renamed to Cystar International Limited on March 24, 2020)	95% Indirect
Marvel Display Technology (Shenzhen) Limited	95% Indirect
Digital Media Technology Limited	100% Indirect